UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Information contained in this report

(a) Private Placement

On December 3, 2025, Ryde Group Ltd (the “Company”) entered into a securities purchase agreement (the “PIPE Purchase Agreement”) with several investors (the “PIPE Investors”), pursuant to which the Company agreed to issue and sell to the PIPE Investors, in a private offering, 33,334,000 Class A ordinary shares, par value US$0.0002 per share (the “Class A Ordinary Shares”), of the Company, at an offering price of US$0.36 per share (the “PIPE Offering”). The PIPE Offering is expected to close on or about December 9, 2025, subject to the satisfaction of customary closing conditions.

The aggregate gross proceeds to the Company from the PIPE Offering, before deducting estimated expenses payable by the Company, will be approximately US$12 million.

The PIPE Purchase Agreements contained customary representations and warranties of the Company and the PIPE Purchasers and customary indemnification rights and obligations of the parties. The foregoing summary of the PIPE Purchase Agreements do not purport to be complete and are subject to, and qualified in their entirety by, such document attached as Exhibit 99.3, to this Report on Form 6-K, which is incorporated herein by reference.

(b) Registered Direct Offering

On December 2, 2025, the Company entered into a securities purchase agreement (the “Registered Offering Purchase Agreement”) with several investors (the “RD Investors”), pursuant to which the Company agreed to issue and sell to the RD Investors, in a registered direct offering, 5,556,000 Class A Ordinary Shares, at an offering price of US$0.36 per share (the “Registered Offering”). The Registered Offering is expected to close on or about December 3, 2025, subject to the satisfaction of customary closing conditions.

The Class A Ordinary Shares described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-288587), which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 9, 2025 and was declared effective by the Commission on September 2, 2025.

The aggregate gross proceeds to the Company from the Registered Offering, before deducting estimated expenses payable by the Company, will be approximately US$2 million.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated December 3, 2025 titled “Ryde Announces Pricing of US$14 Million Offerings - Comprising US$12 Million Private Placement And US$2 Million Registered Direct Offering”.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the securities being registered and certain Cayman Islands legal matters
23.1	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
99.1	Press release dated December 3, 2025
99.2	Form of Securities Purchase Agreement (Registered Direct Offering)
99.3	Form of Securities Purchase Agreement (Private Placement)
99.4	Home Country Exemption Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: December 3, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer